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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




                             ---------------------



                                    FORM 11-K
                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934
                   for the Fiscal Year Ended December 31, 1997



                             ---------------------




                          EMPLOYEE STOCK PURCHASE PLAN
                            INTERSTATE HOTELS COMPANY
                                Foster Plaza Ten
                               680 Andersen Drive
                         Pittsburgh, Pennsylvania 15220
                                 (412) 937-0600



                                     1-11731
                              (Commission File No.)














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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on March 31, 1998.

                                                INTERSTATE HOTELS COMPANY
                                              EMPLOYEE STOCK PURCHASE PLAN

                                              By: /s/ R. MICHAEL McCULLOUGH
                                                 -------------------------------
                                                      R. Michael McCullough
                                                           Chairman,
                                                    Compensation Committee
                                                   of the Board of Directors
                                                 of Interstate Hotels Company
                                                       (Plan Administrator)



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                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
Interstate Hotels Company
Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Interstate Hotels Company Employee Stock Purchase Plan (the Plan) as of December 31, 1996 and 1997, and the related statements of changes in net assets available for benefits for the period from July 1, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1997, and the changes in its net assets available for benefits for the period from July 1, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                     /s/COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
March 18, 1998, except for
     Note 5, as to which the date
     is March 30, 1998


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                            INTERSTATE HOTELS COMPANY
                          EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1996 and 1997
                                     -------


                                                       1996        1997
                                                    ----------  ----------

 Employee contributions receivable                  $1,804,155  $1,526,652
                                                    ----------  ----------

       Net assets available for benefits            $1,804,155  $1,526,652
                                                    ==========  ==========













    The accompanying notes are an integral part of the financial statements.


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                            INTERSTATE HOTELS COMPANY
                          EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
      for the period from July 1, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997
                                     -------


                                                                1996             1997
                                                             ----------       -----------
 Additions:
     Employee contributions                                  $1,804,155       $ 3,071,836

 Deductions:
     Purchase of shares issued to participants                      -          (3,349,339)
                                                             ----------       ------------

          Change in net assets available for benefits         1,804,155          (277,503)

 Net assets available for benefits:
     Beginning of year                                              -           1,804,155
                                                             ----------       ------------

     End of year                                             $1,804,155       $ 1,526,652
                                                             ==========       ============








    The accompanying notes are an integral part of the financial statements.

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                            INTERSTATE HOTELS COMPANY
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.       Description of Plan:

         The Interstate Hotels Company Employee Stock Purchase Plan and the Interstate Hotels Canadian Employee Share Purchase Plan (collectively, the Plan) were formed on July 1, 1996 (inception) for the purpose of rewarding employees of Interstate Hotels Company (the Company) and its subsidiaries. The Plan gives eligible employees a convenient means for purchasing stock of the Company through payroll deductions. According to the Plan document, an eligible employee is one who is employed to work for more than 20 hours per week or more than five months per calendar year, and has completed at least 12 consecutive months of employment. Eligible employees may contribute in whole percentages between 1% and 8% of their compensation, as defined by the Plan. Shares are purchased at 85% of the lesser of the fair market value on the first day of the stock right purchase period or the last day of the same period (stock right purchase periods represent two six-month periods in a calendar year).

         An administrator (Merrill Lynch) purchases and allocates the shares to the participants. The Plan does not maintain cash or share investments on behalf of the participants. Shares are held by the administrator in an account on behalf of each individual participant. Each participant may request deliverance of the shares, and earnings thereon, directly from the administrator at any time. As of December 31, 1996 and 1997 there were 1,684 and 1,567 participants, respectively.

         These financial statements have been prepared for the period from July 1, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997. Unless otherwise specified, all references to a period in the financial statements are for the periods stated above.


2.       Summary of Significant Accounting Policies:

         1) The transactions of the Plan, including participant contributions, are accounted for on the accrual basis of accounting. The Company does not make contributions to the plan.

         2) Administrative expenses incurred by the Plan are paid by the Company.


3.       Purchase of Shares Issued to Participants:

         Details related to the purchase of shares issued by the Plan from July 1, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 are as follows:

                                                                                       Number of
                                                                                         Shares       Total Cost
                                                                                       -----------   -------------
          Issued during the period ended December 31, 1996                                  -        $      -

          Issued during the year ended December 31, 1997                                   150,206       3,349,339
                                                                                       -----------   -------------

             Total shares issued from inception through December 31, 1997                  150,206   $   3,349,339
                                                                                       ===========   =============


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                    NOTES TO FINANCIAL STATEMENTS, continued
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4.       Federal Income Taxes:

         The Plan qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code. If a participant disposes of any stock within one year from the date of purchase or within two years of the date of the offering (the Holding Period), the participant is required to pay ordinary income tax on the difference between the sale price and the purchase price. Additionally, the Company recognizes a tax deduction for the income that has been taxed at the individual level.

         If a participant disposes of the stock after the Holding Period, the participant is required to pay ordinary income tax on the 15% discount received at the time of purchase and capital gains tax on the remaining difference between the sale price and the purchase price. In this situation, there is no effect on the Company's income tax liability.


5.       Subsequent Event:

         On December 2, 1997, the Company entered into an Agreement and Plan of Merger with Patriot American Hospitality, Inc. and Wyndham International, Inc. (formerly Patriot American Hospitality Operating Company) (collectively, Patriot), pursuant to which the Company will merge with and into Patriot, with Patriot being the survivor (the Merger). The Merger is contingent upon, among other customary conditions, the approval by the shareholders of the Company and Patriot, and is expected to be consummated in the second quarter of 1998.

         In connection with the Merger, the Company suspended employee contributions effective January 30, 1998 in anticipation of the potential termination of the Plan. Employee contributions during January 1998 have been used to purchase stock in accordance with the Plan document.

         On March 30, 1998, Marriott International, Inc. (Marriott) filed a lawsuit in the United States District Court for the District of Maryland seeking to enjoin the Merger until the Company complies with certain rights of notification and first refusal which Marriott alleges would be triggered by the Merger. There can be no assurance as to the outcome of this proceeding.

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